American Gas Index Fund, Inc.
4922 Fairmont Avenue
Bethesda, Maryland  20814


To the Board of Directors of American Gas Index
Fund, Inc.:

We are the auditors of American Gas Index Fund, Inc.,
(the Fund).  Rushmore Trust and Savings, FSB (Rushmore
Trust), a related entity, is custodian of the Fund and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940.
Accordingly, we have, without prior notice to the Fund or to Rushmore Trust, accounted for the Fund's investment securities held by Rushmore Trust as of the close of business on August 21, 1998. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange
Commission and should not be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Fund, is custodian for other customers. Agents of Rushmore
Trust hold, or account for by book entry, securities that are the responsibility of Rushmore Trust through custodial or trust agreements. Securities held by agents of Rushmore
Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust whom have securities included in such deposits.

Rushmore Trust confirmed to us that Mellon Bank, N.A. (Mellon), as agent for Rushmore Trust, held the portfolio securities owned by the Fund on August 21, 1998 for the account of Rushmore Trust. We obtained confirmation from Mellon of the securities held for the account of Rushmore Trust as of August 21, 1998. We reviewed Rushmore Trust's reconciliation of Mellon's confirmation to Rushmore Trust's internal records, identifying securities held by Mellon as a part of Rushmore Trust's aggregate security position with Mellon. We also reviewed Rushmore Trust's records that show the owners of the securities held by Mellon for the account of the Rushmore Trust at August 21, 1998. We determined that these securities, identified by such records as the property of the Fund, were in agreement with the Fund's records of securities owned at August 21, 1998. In addition, a broker confirmed to us the repurchase agreement outstanding at August 21, 1998, which was in agreement with the Fund's records. We also agreed an analysis of portfolio transactions recorded subsequent to March 31, 1998, the date of the last audit of the financial statements, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we made an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you.
This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.

Deloitte & Touche, LLP
Princeton, New Jersey
October 2, 1998